FREESEAS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

FREESEAS INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts are expressed in thousands of United States dollars)

	March 31, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,508	$7,581
Trade receivables, net of provision of $2,227 and $2,227 at March 31, 2014 and December 31, 2013, respectively	1,646	1,318
Insurance claims (Note 9)	1,996	186
Due from related party (Note 4)	1,777	1,167
Inventories	125	32
Deferred charges – current portion	915	1,210
Prepayments and other	1,281	839
Vessel held for sale	-	3,465
Total current assets	9,248	15,798
Vessels, net (Note 5)	70,535	71,834
Total non-current assets	70,535	71,834

Total Assets	$79,783	$87,632

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$11,618	$9,906
Convertible notes, net (Note 7)	-	115
Accrued liabilities	6,071	4,931
Unearned revenue	37	-
Derivative financial instruments – current portion (Note 6)	-	200
Bank loans - current portion (Note 8)	59,687	59,687
Total current liabilities	77,413	74,839

Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY:
Preferred Stock, $0.001 par value; 5,000,000 shares authorized Series B Convertible Preferred Stock, $0.001 par value, 15,000 shares designated, no shares issued and outstanding at March 31, 2014 and December 31, 2013	-	-
Series C Convertible Preferred Stock, $0.001 par value, 85,000 shares designated, 0 and 56,000 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively (Note 11 & 13)	-	-
Common stock, $0.001 par value; 250,000,000 shares authorized, 25,675,044 and 22,753,868 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively (Notes 11 & 13)	26	23
Additional paid-in capital	185,134	185,009
Accumulated deficit	(182,790)	(172,239)
Total shareholders' equity	2,370	12,793
Total Liabilities and Shareholders' Equity	$79,783	$87,632

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

FREESEAS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts are expressed in thousands of United States dollars, except for share and per share data)

	For the Three Months Ended March 31, 2014	For the Three Months Ended March 31, 2013
OPERATING REVENUES	$774	$3,065

OPERATING EXPENSES:
Voyage expenses	(508)	(175)
Commissions	(53)	(196)
Vessel operating expenses	(7,527)	(2,120)
Depreciation expense (Note 5)	(1,299)	(1,412)
Amortization of deferred charges	-	(53)
Management and other fees to a related party (Note 4)	(419)	(706)
General and administrative expenses	(870)	(799)
Provision and write-offs of insurance claims and bad debts	29	-
Disposal of vessel	(33)	-

Loss from operations	(9,906)	(2,396)

OTHER INCOME (EXPENSE):
Interest and finance costs	(579)	(774)
Loss on derivative instruments (Note 6)	(21)	(32)
Other income/(expense) (Note 13)	(45)	(1,193)
Other expense	(645)	(1,999)

Net loss	$(10,551)	$(4,395)

Basic loss per share	$(0.41)	$(8.97)
Diluted loss per share	$(0.41)	$(8.97)
Basic weighted average number of shares	25,603,636	490,041
Diluted weighted average number of shares	25,603,636	490,041

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

FREESEAS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in tables in thousands of United States dollars)

	For the Three Months Ended March 31, 2014	For the Three Months Ended March 31, 2013
Cash Flows from Operating Activities:
Net loss	$(10,551)	$(4,395)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense (Note 5)	1,299	1,412
Amortization of debt discount (Note 7)	14	29
Amortization of deferred financing fees	128	251
Amortization of deferred dry-docking and special survey costs	-	53
Stock compensation cost (Notes 12)	-	11
Common stock issued to manager for services (Note 13)	-	1,528
Loss on settlement of liability through stock issuance (Note 13)	-	1,186
Change in fair value of derivatives (Note 6)	(200)	(50)
Changes in operating assets and liabilities:
-Trade receivables	(329)	(424)
-Insurance claims	(1,810)	(268)
-Due from related party	(610)	(743)
-Inventories	(93)	(132)
-Prepayments and other	(442)	(419)
-Accounts payable	1,712	931
-Accrued liabilities	1,140	542
-Unearned revenue	37	62
Dry-docking and special survey costs paid	167	-
Net Cash used in Operating Activities	(9,538)	(426)

Cash flows from Investing Activities:
Proceeds from sale of vessel, net	3,465	-
Cash flows provided by Investing Activities	3,465	-

Cash flows from Financing Activities:
Payments of bank loans	-	(120)
Proceeds from convertible notes (Note 7)	-	154
Proceeds from sale of common stock (Note 13)	-	389
Net Cash provided by Financing Activities	-	423

Net decrease in cash and cash equivalents	$(6,073)	$(3)
Cash and cash equivalents, beginning of period	7,581	29

Cash and cash equivalents, end of period	$1,508	$26

Supplemental Cash Flow Information:
Cash paid for interest	$115	$96
Cash paid for income taxes
Non-Cash Investing and Financing Activities:	$-	$-

Accrued Interest converted into common stock (Notes 7 and 13)	$5	$-
Notes converted to common Stock (Notes 7 and 13)	$129	$-
Series C convertible preferred stock converted into common stock	$2	$-
Beneficial conversion feature of convertible debentures	$-	$136
Common stock issued for debt extinguishment	$-	$3,513

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-4

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

1.	Basis of Presentation and General Information

The accompanying unaudited interim condensed consolidated financial statements include the accounts of FreeSeas Inc. and its wholly owned subsidiaries (collectively, the “Company” or “FreeSeas”). FreeSeas, formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004 for the purpose of being the ultimate holding company of ship-owning companies. The management of FreeSeas’ vessels is performed by Free Bulkers S.A. (the “Manager”), a Marshall Islands company that is controlled by the Chief Executive Officer of FreeSeas (see Note 4).

Effective December 2, 2013, the Company effectuated a five-to-one reverse stock split on its issued and outstanding common stock (Note 11). All share and per share amounts disclosed in the financial statements give effect to this reverse stock split retroactively, for all periods presented.

During the three months ended March 31, 2014, the Company owned and operated five Handysize dry bulk carriers and one Handymax dry bulk carrier. As of March 31, 2014, FreeSeas is the sole owner of all outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal	Date of Contract Termination

Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10	N/A

Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11	N/A

Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07	N/A

Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A	N/A

Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A	N/A

Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	02/18/14	N/A

Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A	N/A

Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A	N/A

Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	11/08/11	N/A

Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A	N/A

Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A	N/A

Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A	04/28/12

Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A	06/04/12

F-5

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, (“U.S. GAAP”), for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims, prepayments and advances, and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. During the three months ended March 31, 2014 and 2013 the following charterers individually accounted for more than 10% of the Company’s voyage revenues:

Charterer	For the three months ended March 31,2014	For the three months ended March 31,2013
A	34.01%	27.98%
B	21.57%	21.54%
C	less than 10%	less than 10%

F-6

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

2. Significant Accounting policies:

Described below are the accounting standards that were adopted in the three months of 2014. A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Company’s Annual Reporton Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2014 (the"Consolidated Financial Statements for the year ended December 31, 2013").

Recent Accounting Standards Updates:

Accounting for Special Survey and Dry-docking Costs:Effective as of January 1, 2014, the Company changed the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized over periods of five and two and a half years, respectively. The Company now follows the direct expense method of accounting for special survey and dry-docking costs whereby costs are expensed in the period incurred for the vessels.

Comprehensive Income - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

The Company adopted the requirements of ASU 2013-02, "Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified“Out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The adoption of the new guidance for fair value measurements had no effect on the Company’s accompanying unaudited interim condensed consolidated financial statements.

3.	Going Concern

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over four years, and the resulting material adverse impact on the Company’s results from operations, the accompanying unaudited interim condensed consolidated financial statements for the three months ended March 31, 2014, have been prepared on a going concern basis. The Company currently has cash and cash equivalents of $1,508 and based on its cash flow projections for the remaining of 2014, the Company will not be able to make debt repayments scheduled as of March 31, 2014, interest payments as well as cover operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date.

The Company has incurred net losses of $10,551 and $4,395 during the three months ended March 31, 2014, and 2013, respectively. As of March 31, 2014 and December 31, 2013, the Company had working capital deficits of approximately, $68,165 and $59,041, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent uponits ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

F-7

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In January 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $10,045 constituting repayment installments and accrued interest due in December 2013. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the Loan Agreement with the Bank. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 in full and final settlement of all of the Company’s obligations to the NBG and NBG would forgive the remaining outstanding balance of approximately $3,700. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its two vessels (M/V Free Impala and M/V Free Neptune) as well as all assignments in favor of NBG will be released.  The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment.

In 2013, the Company did not pay the interest due in an aggregate amount of $354 or interest rate swap amounts in an aggregate of $256 pursuant to the Credit Suisse facility. On January 29, 2014, the Company entered into a deferral interest payment agreement with Credit Suisse, pursuant to which the interest payment of $115 due on January 31, 2014 was deferred to February 28, 2014. On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse. On February 28, 2014, pursuant to the deferral interest payment agreement with Credit Suisse, the Company paid the deferred interest of $115. The Company received several reservation of right letters in 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. On January 30, 2014, the Company and certain of its subsidiaries entered into a term sheet with Credit Suisse in order to settle its obligations arising from the Loan Agreement with the Bank. Pursuant to the term sheet, Credit Suisse agreed to accept a cash payment of approximately $22,000 in full and final settlement of all of the Company’s obligations to the Bank and the Bank would forgive the remaining outstanding balance of approximately $15,000. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its three vessels (M/V FreeGoddess, M/V FreeHero and M/V FreeJupiter) as well as all assignments in favor of Credit Suisse will be released. The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment. Subsequent to March 31, 2014 the obligations were settled according to terms of this agreement (Note 14).

If the Company is not able to raise the capital necessary to complete the agreement reached with the NBG or if the Company is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breaches existing under the Company’s credit facilities with NBG and Credit Suisse (Note 8) acceleration of such debt by its lenders could result. Accordingly, as of March 31, 2014, the Company is required to reclassify its long term debt as current liability on its consolidated balance sheet since the Company has not received waivers in respect to the breaches discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements (Note14), disposition of certain vessels in its current fleet (Note 5) and additional reductions in operating and other costs.

F-8

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The accompanying unaudited interim condensed consolidated financial statements as of March 31, 2014, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the unaudited interim condensed consolidated financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt as current.

4.	Related Party Transactions

Manager

All vessels owned by the Company receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

Each of the Company’s ship-owning subsidiaries pays, as per its management agreement with the Manager, a monthly technical management fee of $18.975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

The Company also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of the Manager. On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3.6 million and the vessel was delivered to her new owners. In this respect, the Company paid the Manager $36 relating to the sale of the M/V Free Knight (Note 5) during the three months ended March 31, 2014. During the three months ended March 31, 2013, there were no vessel disposals. In addition, the Company has incurred commission expenses relating to its commercial agreement with the Manager amounting to $8 and $41 for the three months ended March 31, 2014 and 2013, respectively, included in “Commissions” in the accompanying unaudited interim condensed consolidated statements of operations.

The Company also pays, as per its services agreement with the Manager, a monthly fee of $136 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of March 31, 2014 would be approximately $85,176.

Fees and expenses charged by the Manager are included in the accompanying unaudited interim condensed consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses” and “Operating expenses”. The total amounts charged for the three months ended March 31, 2014 and 2013 amounted to $920 ($419 of management fees, $414 of services fees, $86 of superintendent fees and $1 for other expenses) and $1,425 ($706 of management fees, $713 of services fees, $2 of superintendent fees and $4 for other expenses), respectively.

The balance due from the Manager as of March 31, 2014 and December 31, 2013 was $1,777 and $1,167, respectively. The amount paid to the Manager for office space during the three months ended March 31, 2014 and 2013 was $42 and $36, respectively and is included in “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

F-9

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

National Bank of Greece (NBG)

Effective May 13, 2013, FBB ceased to be a related party according to the requirements of ASC 850 (“Related Party Disclosures”), since the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the NBG. The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG.

Other Related Party

The Company, through the Manager uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the three months ended March 31, 2014 and 2013, such ship-brokering firm did not charge the Company commissions. In addition, there was no balance due to the ship-brokering firm as of March 31, 2014 and December 31, 2013.

5.	Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2013	$105,008	$(33,174)	$71,834
Depreciation	-	(1,299)	(1,299)
Disposal of vessel	-	-	-
March 31, 2014	$105,008	$(34,473)	$70,535

Vessel disposed/sold during the three months ended March 31, 2014.

On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. The Company recognized an impairment charge of $24,000 in the consolidated statement of operations for the year ended December 31, 2013.

Vessels disposed during the three months ended March 31, 2013.

During the three months ended March 31, 2013, there were no vessel disposals.

 As of March 31, 2014, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The Company’s assessment concluded that no impairment existed as of March 31, 2014, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $10,795. If the Company were to utilize the most recent five year historical average rates, three year historical average rates or one year historical average rates, would recognize an impairment loss of $19,057 (using the most recent five year historical average rates) and $29,321 (using the most recent three year or one year historical average rates).

F-10

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

6.	Financial Instruments and Fair Value Measurements

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially used interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

The Company was party of two interest rate swap agreements which were fully unwound on February 3, 2014. The change in fair value on the Company’s two interest rate swaps for the three months ended March 31, 2013 resulted in unrealized losses of $1. The settlements on the interest rate swaps for the three months ended March 31, 2014 resulted in realized losses of $21. The total of the change in fair value and settlements for the three months ended March 31, 2014 aggregate to losses of $32 which is separately reflected in “Loss on derivative instruments” in the accompanying unaudited interim condensed consolidated statements of operations.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Operations.

Fair Value of Derivative Instruments

		Derivative Liability
		March 31, 2014	December 31, 2013
Derivative	Balance Sheet Location	Fair Value	Fair Value

Derivatives not designated as hedging instruments
Interest rate swaps	Derivative financial instruments - current portion	$—	$200

	Derivative financial instruments - net of current portion	—	—

	Total derivatives	$—	$200

F-11

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The Effect of Derivative Instruments on the Statement of Operations for the Three Months Ended March 31, 2014, and 2013

Derivatives Not Designated as Hedging Instruments

		Amount
Derivative	Loss Recognized on Derivative Location	2014	2013
Interest rate swaps	Loss on derivative instruments	$(21)	$(32)

Total		$(21)	$(32)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

—

Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

—	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

—

Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs that are not corroborated by market data and that are significant to the fair value of the assets or liabilities.

The Company’s derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

F-12

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The following table summarizes the valuation of liabilities measured at fair value on a recurring basis as of the valuation date:

	March 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	2014	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$—	$—	$—	$—
Total	$—	$—	$—	$—

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	2013	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$200	$-	$200	$-

Total	$200	$-	$200	$-

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date:

	March 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Non -Recurring measurements:	2014	(Level 1)	(Level 2)	(Level 3)
Vessels held for sale	$-	$-	$-	$-

Total	$-	$-	$-	$-

Non -Recurring measurements:	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Vessel held for sale	$3,465	$-	$3,465	$-

Total	$3,465	$-	$3,465	$-

F-13

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

As of December 31, 2013 the Company (i) classified the M/V Free Knight as “held for sale”, and (ii) reclassified the M/V Free Hero , M/V Free Jupiter , M/V Free Impala and M/V Free Neptune as ‘‘held and used’’ .

On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. As of March 31, 2014 all the Company’s vessels were classified as “held and used”.

7.	Convertible Notes Payable

In January, April, May and July 2013, the Company entered into agreements with Asher Enterprises, Inc. (“Asher”) to four 8% interest bearing convertible notes for $489 due in nine months (“The 8% Convertible Notes”). One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate. In connection with these notes, the Company recorded a $263 discount on debt, related to the beneficial conversion feature of the notes to be amortized over the life of the notes or until the notes were converted or repaid. On August 2, 2013, the Company issued 232,948 shares of common stock to Asher upon conversion of the $153.5 convertible promissory note dated January 31, 2013. On October 10, 2013, the Company issued 53,618 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated April 8, 2013. On November 18, 2013, the Company issued 109,279 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated May 13, 2013 plus accrued interest. On February 6, 2014, the Company issued 67,476 shares of common stock to Asher upon conversion of $75 principal of a convertible promissory note dated July 29, 2013 plus accrued interest.On February 7, 2014, the Company issued 53,700 shares of common stock to Asher upon conversion of the remaining principal of $53.5 convertible promissory note dated July 29, 2013 plus accrued interest. As of March 31, 2014, 100% of the balance of the convertible notes has been converted into common shares.

8.	Bank Loans - current portion

As of March 31, 2014, the Company’s bank debt is as follows:

	Credit Suisse	NBG	Total
December 31, 2013	$36,450	$23,237	$59,687
Additions	-	-	-
Payments	-	-	-
March 31, 2014	$36,450	$23,237	$59,687

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 1.00% to 4%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the three months ended March 31, 2014 and 2013 was 2.9% and 2.3%, respectively. Interest expense incurred under the above loan agreements amounted to $436 and $505 for the three months ended March 31, 2014 and 2013, respectively, and is included in “Interest and Finance Costs” in the accompanying unaudited interim condensed consolidated statements of operations.

F-14

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Credit Suisse Facility

On May 31, 2012, the Company entered into a Sixth Supplemental Agreement with Credit Suisse, which amended and restated the Facility Agreement dated December 24, 2007, as amended, between the Company and Credit Suisse. The Sixth Supplemental Agreement, among other things, modified the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;
•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current interest margin of 3.25;
•	Release restricted cash of $1,125;
•	Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;
•	Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and
•	Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on the Company’s compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

 In 2013, the Company did not pay the interest due in an aggregate amount of $354 or interest rate swap amounts in an aggregate of $256 pursuant to the Credit Suisse facility. On January 29, 2014, the Company entered into a deferral interest payment agreement with Credit Suisse, pursuant to which the interest payment of $115 due on January 31, 2014 was deferred to February 28, 2014.On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse. On February 28, 2014, pursuant to the deferral interest payment agreement with Credit Suisse, the Company paid the deferred interest of $115.The Company received several reservation of right letters in 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents.On January 30, 2014, the Company and certain of its subsidiaries entered into a term sheet with Credit Suisse in order to settle its obligations arising from the Loan Agreement with the Bank. Pursuant to the term sheet, Credit Suisse agreed to accept a cash payment of approximately $22,000 in full and final settlement of all of the Company’s obligations to the Bank and the Bank would forgive the remaining outstanding balance of approximately $15,000. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its three vessels (M/V Free Goddess, M/V Free Hero and M/V Free Jupiter) as well as all assignments in favor of Credit Suisse will be released. The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment. Subsequent to March 31, 2014 the obligations were settled according to terms of this agreement (Note 14).

NBG Facility (fka FBB Facility)

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred toNBG. The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In January 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $10,045 constituting repayment installments and accrued interest due in December 2013. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the Loan Agreement with the Bank. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 in full and final settlement of all of the Company’s obligations to the NBG and NBG would forgive the remaining outstanding balance of approximately $3,700.

F-15

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data

Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its two vessels (M/V Free Impala and M/V Free Neptune) as well as all assignments in favor of NBG will be released.  The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment.

Loan Covenants

As of March 31, 2014, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. As well, as of March 31, 2014 the Company was in breach of the interest coverage and the consolidated leverage ratiofor its loan agreement with Credit Suisse.Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $59,687 as current at March 31, 2014.

Credit Suisse Sixth Supplemental Agreement:

•	Value to loan ratio:

(a)	during the period commencing on April 1, 2014 and ending on September 30, 2014, the aggregate fair market value of the financed vessels must not be less than 115% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

(b)	during the period commencing on October 1, 2014 and ending on March 31, 2015, the aggregate fair market value of the financed vessels must not be less than 120% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank; and

(c)	after March 31, 2015, the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

•	Consolidated leverage ratio: at the end of each accounting period falling between January 1, 2014 and December 31, 2015 (both inclusive), the ratio of funded debt to shareholders’ equity shall not be greater than 2.5:1.0;

•	Liquidity: it maintains (on a consolidated basis) on each day falling after June 30, 2014, cash in an amount equal to the higher of $2,500 and $500 per vessel; and

•	Interest coverage ratio: the ratio of EBITDA to Interest Expense at the end of each accounting period falling between January 1, 2013 and December 31, 2013 (both inclusive), shall not be less than 2.0:1.0; falling between January 1, 2014 and December 31, 2014 (both inclusive), shall not be less than 3.5:1.0; and falling between January 1, 2015 and December 31, 2015 (both inclusive), shall not be less than 4.5:1.0.

NBG (fka FBB) loan agreement:

•	Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

•	Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;

F-16

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

•	Ratio of EBITDA to net interest expense shall not be less than 3; and

•	Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

9.	Commitments and Contingencies

The following table summarizes our contractual obligations and their maturity dates as of March 31, 2014:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)

Long-term debt	$59,687	$59,687	$-	$-	$-	$-	$-

Interest on variable-rate debt	1,207	1,207	-	-	-	-	-

Services fees to the Manager	7,364	1,635	1,635	1,635	1,635	824	-

Management fees to the Manager	15,919	1,366	1,366	1,366	1,366	1,366	9,089

Total obligations	$84,177	$63,895	$3,001	$3,001	$3,001	$2,190	$9,089

The above table does not include our share of the monthly rental expenses for our offices of approximately 8.7 Euro (in thousands).

Claims

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 25%-40% of the Company’s annual insurance premiums, and in no year have exceeded $1 million. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel.

F-17

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the vessel has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by Insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers' repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. In the meantime, cargo interests have commenced proceedings under the Bills of Lading although they have not yet particularized their claims.  At the same time, all options are being explored for the commercial resolution of the situation arising from Charterers refusal to honor their obligations, including the further contribution by Insurers and cargo interests towards the completion of the voyage and recovery of amounts due. The Company is working for a diligent solution in order to complete the voyage without further delays. In case no commercially reasonable solution may be found the company will explore its strategic alternatives with respect to this vessel.

Pursuant to a charterparty dated November 8, 2012, the Company chartered the M/V Free Neptune to Tramp Maritime Enterprises Ltd. ("TME"). TME failed to pay outstanding hire in the amount of US$356. On April 2, 2013, the Company therefore commenced arbitration proceedings against TME under the charterparty.

On December 14, 2012, while the M/V Free Neptune was at Singapore, bunkers were supplied to the vessel through O.W. Bunker Malta Limited. The bunkers were ordered by TME but were not paid for. OW Bunker is now pursuing the Company for their claim amount which currently stands at $542 inclusive of interest as per their terms & conditions. The Company intends to vigorously defend this claim on the basis that it did not contract with O.W. Bunker Malta Limited (TME did) and is therefore not responsible for this amount. TME were responsible for bunkers as time charterers pursuant to the terms of the charterparty.  The Company will claim an indemnity from TME with regard to any exposure which it may face with regard to this claim.

On June 5, 2013, the M/V Free Neptune, while at anchorage off Port Nouakchott, Mauritania, was stricken by the general cargo vessel Dazi Yun. Severe collision damage incurred at the contact side shell point in way of cargo hold No. 2 starboard side and the cargo hold No. 2 flooded. No pollution or crew injuries were reported. Nominated salvage team delivered the vessel to a shipyard in Turkey for repairs on September 2, 2013. The vessel was dry-docked in the yard where she completed all necessary maintenance and repairs and returned to service. The costs incurred are claimable from hull and machinery underwriters.

The outstanding balance of the Company’s claims as of March 31, 2014 stands at $1,996 related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

10.	Loss per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective December 2, 2013. The Company entered on November 3, 2013 into a securities purchase agreement (the “Purchase Agreement”), with Crede, for an aggregate investment of $10,000 through the private placement of two series of zero-dividend convertible preferred stock (collectively, the “Preferred Stock”) and Series A Warrants and Series B Warrants (collectively, the “Warrants”), subject to certain terms and conditions (Note).  The computation of the dilutive common shares outstanding does not include 5,000,000 Series A Warrants and 2,500,000 Series B Warrants, as the average stock price during the three months ended March 31, 2014 was less than their exercise price, thus resulting in an antidilutive effect. The potential proceeds to the Company of the 5,000,000 Series A and 2,500,000 Series B exercisable warrants as of March 31, 2014 amounts to $19,500.

F-18

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The components of the denominator for the calculation of basic loss per share and diluted loss per share for the three months ended March 31, 2014 and 2013, respectively, are as follows:

	For the three months Ended	For the three months Ended
	March 31, 2014	March 31, 2013
Numerator:
Net loss — basic and diluted	$(10,551)	$(4,395)

Basic loss per share denominator:
Weighted average common shares outstanding	25,603,636	490,041

Diluted loss per share denominator:
Weighted average common shares outstanding	25,603,636	490,041

Dilutive common shares:
Options	—	—
Warrants	—	—
Restricted shares	—	—

Dilutive effect	—	—

Weighted average common shares — diluted	25,603,636	490,041

Basic loss per common share	$(0.41)	$(8.97)
Diluted loss per common share	$(0.41)	$(8.97)

11.	Reverse stock split

Effective February 14, 2013, the Company effectuated a reverse stock split at a ratio of 1 for 10. The reverse stock split consolidated 10 shares of common stock into one share of common stock at a par value of $0.001 per share. Effective December 2, 2013, the Company effectuated a reverse stock split at a ratio of 1 for 5. The reverse stock split consolidated five shares of common stock into one share of common stock at a par value of $0.001 per share. As a result of the reverse stock split, the number of outstanding common shares reduced at that time from 94,324,530 to 18,864,906 subject to adjustment for fractional shares. The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

12.	Stock Incentive Plan

On December 31, 2009, the Company’s Board of Directors awarded 5,100 restricted shares, as adjusted to reflect the reverse stock split effective December 2, 2013, to its non-executive directors, executive officers and certain of Manager’s employees. The remaining unvested restricted shares amounted to 1,000 were vested on December 31, 2013. For the three months ended March 31, 2014, all the stock based compensation expense in relation to the restricted shares has been recognized.

F-19

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

13.	Shareholders’ Equity

On January 15, 2013, the Company issued 27,500 shares of our common stock (the “Settlement Shares”) to Hanover in connection with a stipulation of settlement (the “First Settlement Agreement”) of an outstanding litigation claim. The First Settlement Agreement provided that the Settlement Shares would be subject to adjustment on the 36th trading day following the date on which the Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the First Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the First Settlement Agreement shall be equal to the quotient obtained by dividing (i) $305,485.59 by (ii) 70% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Settlement Shares (the “True-Up Period”), rounded up to the nearest whole share (the “VWAP Shares”). The First Settlement Agreement further provided that if, at any time and from time to time during the True-Up Period, Hanover reasonably believed that the total number of Settlement Shares previously issued to Hanover were less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the First Settlement Agreement, Hanover could, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company would upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the First Settlement Agreement).

On January 18, 2013, the Company delivered an additional 8,000 shares to Hanover and on January 29, 2013, delivered an additional 1,657 shares to Hanover. At the end of the True-Up Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Company would issue to Hanover or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares were less than the number of Settlement Shares, then Hanover or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares.

On January 31, 2013, an amendment to the First Settlement Agreement reduced the True-Up Period from 35 trading days following the date the Initial Settlement Shares were issued to four trading days following the date the Initial Settlement Shares were issued. As a result, the True-Up Period expired on January 22, 2013. Accordingly, the total number of shares of Common Stock issuable to Hanover pursuant to the First Settlement Agreement, as amended, was 37,157, which number is equal to the quotient obtained by dividing (i) $305,485.59 by (ii) 70% of the VWAP of the Common Stock over the four-trading day period following the date of issuance of the Initial Settlement Shares, rounded up to the nearest whole share. All of such 37,157 shares of Common Stock had been issued to Hanover prior to the amendment of the First Settlement Agreement. Accordingly, no further shares of Common Stock are issuable to Hanover pursuant to the First Settlement Agreement, as amended, and Hanover is not required to return any shares of Common Stock to the Company for cancellation pursuant thereto.

The First Settlement Agreement provided that in no event should the number of shares of Common Stock issued to Hanover or its designee in connection with the First Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange, and the rules and regulations thereunder, result in the beneficial ownership by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock.

F-20

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On January 24, 2013, the Company entered into an Investment Agreement with Granite (the “Granite Agreement”), pursuant to which, for a 36-month period, the Company had the right to sell up to 79,159 shares of its common stock to Granite. The Granite Agreement entitled the Company to sell and obligated Granite to purchase, from time to time over a period of 36 months (the “Open Period”), 79,159 shares of the Company’s common stock, subject to conditions the Company must had satisfied as set forth in the Granite Agreement. For each share of common stock purchased under the Granite Agreement, Granite would pay 98% of the lowest daily volume weighted average price during the pricing period, which was the five consecutive trading days commencing on the day the Company delivered a put notice to Granite. Each such put could be for an amount not to exceed the greater of $500 or 200% of the average daily trading volume of our common stock for the three consecutive trading days prior to the put notice date, multiplied by the average of the three daily closing prices immediately preceding the put notice date. In no event, however, should the number of shares of common stock issuable to Granite pursuant to a put cause the aggregate number of shares of common stock beneficially owned by Granite and its affiliates to exceed 9.99% of the outstanding common stock at the time.

On February 13, 2013, the Company issued 37,000 shares of our common stock (the “Second Settlement Shares”) to Hanover in connection with a second stipulation of settlement (the “Second Settlement Agreement”) of an outstanding litigation claim. The Second Settlement Agreement provides that the Second Settlement Shares would be subject to adjustment on the 36th trading day following the date on which the Second Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Second Settlement Agreement be based upon a specified discount to the VWAP of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Second Settlement Agreement should be equal to the quotient obtained by dividing (i) $740,651.57 by (ii) 75% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Second Settlement Shares (the “Second True-Up Period”), rounded up to the nearest whole share (the “Second VWAP Shares”). The Second Settlement Agreement further provided that if, at any time and from time to time during the Second True-Up Period, Hanover reasonably believed that the total number of Second Settlement Shares previously issued to Hanover were less than the total number of Second VWAP Shares to be issued to Hanover or its designee in connection with the Second Settlement Agreement, Hanover could, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Second True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee, and the Company would upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares should be considered “Second Settlement Shares” for purposes of the Second Settlement Agreement). On February 19, 2013, the Company issued and delivered to Hanover 18,000 additional Second Settlement Shares, on February 25, 2013, the Company issued and delivered to Hanover another 18,000 additional Second Settlement Shares, on February 26, 2013 the Company issued and delivered to Hanover another 18,000 additional Second Settlement Shares, on February 27, 2013, the Company issued and delivered to Hanover another 20,000 additional Second Settlement Shares, on February 28, 2013, the Company issued and delivered to Hanover another 20,000 additional Second Settlement Shares and on March 4, 2013, the Company issued and delivered to Hanover another 20,000 additional Second Settlement Shares. At the end of the Second True-Up Period, on March 6, 2013, the Company issued and delivered 6,351 additional Second Settlement Shares to Hanover.

On February 15, 2013, the Company entered into a termination agreement of the Standby Equity Distribution Agreement, or SEDA with YA Global. As a result, the outstanding fees of $10 owed to YA Global under the SEDA were written off.

On February 19, 2013, the Company issued the press release announcing the approval of the transfer of the listing of the Company’s common stock to The NASDAQ Capital Market, the granting of the additional extension to comply with the minimum bid price requirement and the cancellation of the NASDAQ appeal hearing.

F-21

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On February 28, 2013, pursuant to the approval of the Company’s Board of Directors at its January 18, 2013 meeting, the Company issued 128,328 shares of its common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 and 8,382 shares of its common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012.

On March 14, 2013, the Company issued to YA Global 14,038 shares of its common stock for final settlement of $63 of outstanding principal of Note and accrued unpaid interest due.

On January 3, 2014, the Company issued to Crede 1,500,000 shares of common stock upon conversion of 30,000 shares of Series C Preferred Stock.

On January 8, 2014, the Company issued to Crede 1,300,000 shares of common stock upon conversion of the remaining 26,000 shares of Series C Preferred Stock.

In February 2014, the Company issued 121,176 shares of common stock upon conversion of convertible debt amounting to $129 and accrued interest of $5 (Note 7).

Common Stock Dividends

During the three months ended March 31, 2014 and 2013, the Company did not declare or pay any dividends.

14.	Subsequent Events

On April 9, 2014 we filed a Registered Direct Public Offering with the SEC in the form of F-1, which was subsequently amended on May 1, 2014 (F-1/A1), May 19, 2014 (F-1/A2) and May 21, 2014 (F-1A/3), offering 250,000 units at a purchase price of $100 per unit, with each unit consisting of one share of our Series D Convertible Preferred Stock, at par value $0.001 per share, and Series C Warrants to purchase 200% of the shares of common stock underlying the Series D Preferred Stock, at an exercise price of 130% of the Series D Preferred Stock conversion price on the initial issuance date of the Series D Preferred Stock, rounded to the nearest cent.

Each share of Series D Preferred Stock to be convertible into a number of shares of common stock equal to $100 divided by the conversion price in effect at the time of conversion. The initial conversion price of each share of Series D Preferred Stock is to be the lesser of (i) $1.09 (the closing bid price of our common stock on May 16, 2014) and (ii) the greater of (1) the closing bid price of our common stock on the date immediately prior to the closing of this offering (which was expected to be May 28, 2014) and (2) $0.981. At the initial conversion price of $1.09 each share of Series D Preferred Stock would be convertible into 92 shares of common stock (rounding up to the nearest whole share) and the warrants included in each unit would be exercisable for 184 shares of common stock at an initial exercise price of $1.42 per share. The Series D Preferred Stock and Series C Warrants are immediately convertible and exercisable, as applicable, subject to certain ownership limitations. The Series C Warrants will expire on the fifth anniversary of the issuance date thereof. We will use approximately $22 million of the net proceeds to eliminate all of our debt obligations to Credit Suisse and we will no longer owe any amounts to the Bank and the Bank will release any and all liens it may have on the assets of the Company and our subsidiaries. Any remaining proceeds will be used for general corporate purposes.

On May 28, 2014 the Company closed on the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants, following the execution of a Placement Agent agreement with Dawson James Securities, Inc. on May 21, 2014. The securities sold were 250,000 units, at a purchase price of $100 per unit, with each unit consisting of one share of the Company’s Series D Convertible Preferred Stock and 184 Series C Warrants, exercisable for five years at an initial price of $1.42 per share. Each share of Series D Preferred Stock sold has a stated value of $100 and is initially convertible into 92 shares of common stock at the initial conversion price of $1.09.

F-22

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On May 28, 2014, we concluded the agreement with Credit Suisse to pay approximately $22,636 from the offering proceeds to eliminate all of our debt obligations owed to Credit Suisse, amounting to $37,636 as of that date, and be discharged and released from any and all payment obligations (actual and contingent) owed and payable by the Company in respect of all amounts of principal, interest thereon, fees, costs and expenses under the credit Facility Agreement and Master Swap Agreement, both dated December 24, 2007 (as amended and/or supplemented and/or restated from time to time). Under the terms of this agreement Credit Suisse undertook, upon receipt of such payment, to cancel all the remaining debt of $15,000 owed by the Company and to release (i) any and all liens it has on the assets of the Company and (ii) all corporate guarantees received from the Company’s subsidiaries.

On May 30, 2014 having paid the amount of $22,636 to Credit Suisse, as per the agreement above, we received the relative Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments (relating to our vessels M/V Free Jupiter, M/V Free Hero and M/V Free Goddess) together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and guarantee agreements executed by our subsidiaries owning these vessels.

As of June 20, 2014 we have received notices of conversion from various investors totaling 110,940 shares of Series D Convertible Preferred Stock and in response thereto we have issued 10,178,052 shares of common stock at the initial conversion price of $1.09.

F-23